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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INFORMATION STATEMENT REQUIRED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SPORTS ENTERTAINMENT ENTERPRISES, INC.
(Exact name of registrant as specified in its corporate charter)

0-17436
(Commission File No.)

COLORADO	84-1034868
(State of Incorporation)	(IRS Employer Identification No.)

6730 Las Vegas Boulevard
Las Vegas, Nevada 89119
(Address of principal executive offices)

(702) 798-7777
(Registrant's telephone number, including area code)

SPORTS ENTERTAINMENT ENTERPRISES, INC.
6730 Las Vegas Boulevard
Las Vegas, Nevada 89119

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF
1934 AND RULE 14f-1 THEREUNDER

REPORT OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS
IN CONNECTION WITH CERTAIN TRANSACTIONS

        This information statement (the "Information Statement") is being filed with the Securities and Exchange Commission (the "SEC") and mailed on or about January 21, 2005 to shareholders of record as of January 18, 2005, of shares of common stock, no par value (the "Common Stock"), of Sports Entertainment Enterprises, Inc., a Colorado corporation (the "Company").

        You are receiving this Information Statement in connection with an anticipated change in the majority of members of the board of directors of the Company (the "Board of Directors"), which will result from the consummation of the transactions contemplated by (i) that certain stock purchase agreement, dated as of December 15, 2004, by and among the Company, RFX Acquisition LLC, a Delaware limited liability company ("RFX Acquisition"), and certain principal shareholders of the Company, as such agreement may hereafter be amended from time to time (the "Company Stock Purchase Agreement"), (ii) that certain stock purchase agreement, dated as of December 15, 2004, by and among RFX Acquisition and certain principal shareholders of the Company (the "Selling Shareholder Purchase Agreement"), and (iii) that certain contribution and exchange agreement (the "Contribution Agreement), by and among the Company, RFX Acquisition and the Promenade Trust, a Tennessee grantor trust (the "Trust").

        If consummated, the Transactions will result in RFX Acquisition acquiring a controlling interest in the Company, simultaneously with and conditioned upon the Company's acquisition of a controlling interest in entities which control the commercial utilization of the name, image and likeness of Elvis Presley, the operation of the Graceland Museum and the surrounding properties, as well as revenue derived from Elvis' music, films and television specials (the "Presley Business").

        For the purposes of this Information Statement, the transactions contemplated by the Company Stock Purchase Agreement and the Selling Shareholder Purchase Agreement are hereafter referred to as the "RFX Investment." The transactions contemplated by the Contribution Agreement are hereafter referred to as the "Presley Acquisition," and, together with the RFX Investment, are hereafter referred to as the "Transactions." The Contribution Agreement, the Company Stock Purchase Agreement and the Selling Shareholder Purchase Agreement are collectively referred to herein as the "Agreements."

        As a result of the RFX Investment, RFX Acquisition will be entitled to designate individuals constituting in excess of a majority of the Board of Directors (the "RFX Director Nominees") and will thereafter beneficially own an amount of Common Stock that will enable it to elect all of the members of the Board of Directors. Upon consummation of the RFX Investment, three of the four directors of the Company serving on the Board of Directors immediately prior to the consummation of the RFX Investment, Vaso Boreta, William Kilmer and Robert Rosburg, will resign effective at the closing of the RFX Investment, and the sole remaining director, Ronald S. Boreta, pursuant to and in accordance with the Company's By-Laws, will increase the number of directors constituting the Board of Directors from four to not less than 11, and appoint the RFX Director Nominees named herein to serve as members of the Board of Directors. Immediately following the appointment of the RFX Director Nominees, Ronald Boreta will resign from the Board of Directors.

        As previously disclosed, under the terms of the Contribution Agreement, at the closing of the Transactions, the Trust will contribute to the Company 85% of the outstanding equity interests of the two entities that own the assets of and control the Presley Business in exchange for cash, preferred stock, Common Stock and the extinguishment of outstanding indebtedness. The Trust will retain a 15%

interest in the two entities, which will operate as 85%-controlled subsidiaries of the Company. Detailed information with respect to the Presley Acquisition will be contained in a current report on Form 8-K (the "Jumbo 8-K"), which will be filed after consummation of the Transactions.

        In connection with its receipt of preferred stock, the Trust will have the right to elect one individual to serve as a member of the Board of Directors (the "Trust Director Nominee"). The Trust Director Nominee will be elected immediately following the closing of the Transactions.

        Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") together with Rule 14f-1 promulgated thereunder require the Company to provide its holders of record and the SEC with the information set forth in this Information Statement not less than ten days prior to the date on which the RFX Director Nominees and the Trust Director Nominee will take office as directors of the Company, or such shorter time period as may be established by the SEC. The RFX Director Nominees and the Trust Director Nominee will take office immediately following the closing the Transactions, which will occur not less than ten days following the date this Information Statement was filed with the SEC and mailed to holders of record of Common Stock as set forth above.

Forward-Looking Statements

        The words "expect," "believe," "anticipate," "project," "estimate," "intend" and similar expressions, and their opposites, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance. These forward-looking statements involve risks and uncertainties that could render actual results materially different from management's expectations. Such risks and uncertainties include, without limitation, the availability of capital to fund operations, risks related to our ability to successfully implement our business strategy, failure to recruit key personnel, changes in applicable laws and regulations, risks related to our ability to integrate acquired companies, general economic conditions, and other risks.

        All statements herein that are not statements of historical fact are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that those expectations will prove to have been correct.

        NO VOTE OR OTHER ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OR ELECTION OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY. NEVERTHELESS, YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY AND IN ITS ENTIRETY.

Information Relating to the Company's Capital Stock

  Common Stock and Preferred Stock

        As of January 18, 2005, and without giving effect to the Transactions, the Company's authorized capital stock consisted of 100,000,000 shares of Common Stock, of which 4,283,061 shares were issued and outstanding, and 5,000,000 shares of "blank-check" preferred stock, of which no shares were issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders of the Company. The preferred stock may be issued in one or more series at the discretion of the Board of Directors, with each such series having such relative rights, preferences and restrictions as the Board of Directors shall designate.

        In connection with the RFX Investment, the Company will issue 34,320,124 shares of Common Stock and warrants to purchase 26,068,797 shares of Common Stock to RFX Acquisition, in exchange for a total capital contribution of approximately $3,432,012 pursuant to the Company Stock Purchase Agreement. In addition, in the Presley Acquisition, the Company will also issue shares of preferred stock and Common Stock to the Trust.

        Though the Transactions do not have any financing conditions, RFX Acquisition may seek equity or debt financing on behalf of the Company to fund the cash portion of the purchase price for the Presley Acquisition. If financing is not available on terms that RFX Acquisition deems reasonable, RFX Acquisition and its principals will consider providing additional debt and equity capital to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our Common Stock as of January 18, 2005 by:

  •
  each of the individuals listed on the "Summary Compensation Table" below;

  •
  each of our directors and the RFX Director Nominees;

  •
  each person (or group of affiliated persons) who is known by us to own beneficially 5% or more of our Common Stock; and

  •
  all directors and executive officers (as of January 18, 2005) as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 18, 2005, are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other shareholder. The chart does not reflect the consummation of the Transactions, except with respect to RFX Acquisition's right to receive shares pursuant to the RFX Investment.

        Except as indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. This table also includes shares owned by a spouse as community property. Percentage of ownership is based on 4,283,061 shares of Common Stock outstanding on January 18, 2005. The percentage of Common Stock outstanding as of January 18, 2005 is calculated in accordance with the rules of the SEC.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Shares Issuable Pursuant to Options and Warrants Exercisable and Convertible Securities Convertible Within 60 days of January 18, 2005		Percent Beneficially Owned
Vaso Boreta 6730 South Las Vegas Blvd. Las Vegas, Nevada 89119	6,984	(1)	—		0.2%
Ronald S. Boreta 6730 South Las Vegas Blvd. Las Vegas, Nevada 89119	1,157,720	(2)	140,500		29.3%
Robert R. Rosburg 49-425 Avenida Club La Quinta La Quinta, CA 92253	2,500		—		0.1%
William Kilmer 1853 Monte Carlo Way Coral Springs, FL 33071	2,500		—		0.1%
John Boreta 6730 South Las Vegas Blvd. Las Vegas, Nevada 89119	885,372	(3)	65,000		21.9%
Boreta Enterprises, Ltd.(4) 6730 South Las Vegas Blvd. Las Vegas, Nevada 89119	652,223		—		15.2%
ASI Group LLC(5) c/o Agassi Enterprises, Inc. Suite 750 3960 Howard Hughes Parkway Las Vegas, NV 89109	1,130,321	(6)	173,988		29.3%
RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	36,560,503	(7)	26,068,797	(8)	96.0%
Robert F.X. Sillerman c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	36,560,503	(9)	26,068,797	(10)	96.0%
Mitchell J. Slater c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0	(11)	0	(11)	—

Howard J. Tytel c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0	(11)	0	(11)	—
Thomas P. Benson c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
Edward Bleier c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
Jerry L. Cohen c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
Carl D. Harnick c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
Jack Langer c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
John D. Miller c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
Birame N. Sock c/o RFX Acquisition LLC 650 Madison Avenue, 16th Floor New York, New York 10022	0		0		—
All current directors and executive officers as a group (4 persons)	1,169,704		140,500		29.7%

(1)
Includes 50 shares held directly and 6,934 shares which represents Vaso Boreta's share of the Common Stock held by Boreta Enterprises.

(2)
Includes 708,965 shares held directly and 448,755 shares which represents Ronald Boreta's share of the Common Stock held by Boreta Enterprises Ltd. Does not include 140,500 shares underlying Stock Options exercisable within 60 days held by Ronald Boreta.

(3)
Includes 688,838 shares held directly and 196,534 shares which represents John Boreta's share of the Common Stock held by Boreta Enterprise Ltd. Does not include 65,000 shares underlying Stock Options exercisable within 60 days held by John Boreta.

(4)
Boreta Enterprises Ltd. is a Nevada limited liability company whose members and respective percentage ownership are as follows:

      Ronald Boreta – 68.81%
      John Boreta – 30.13%
      Vaso Boreta – 1.06%

  Ronald Boreta is the sole manager of Boreta Enterprises Ltd.

(5)
ASI Group LLC is a Nevada limited liability company whose members are Andre K. Agassi, Perry Craig Rogers and James E. Rogers.

(6)
Does not include 173,988 shares underlying options exercisable within 60 days held by ASI Group LLC.

(7)
Does not include an aggregate of (i) 8,689,599 shares of Common Stock underlying warrants to purchase shares of Common Stock at $1.00 per share, (ii) 8,689,599 shares of Common Stock underlying warrants to purchase shares of Common Stock at $1.50 per share, and (iii) 8,689,599 shares of Common Stock underlying warrants to purchase shares of Common Stock at $2.00 per share, all of which warrants may be issued in the Transactions to RFX Acquisition and would be immediately exercisable.

(8)
Consists of the shares underlying the warrants referred to in footnote 7 above.

(9)
Consists of all of the shares of Common Stock to be acquired by RFX Acquisition. Does not include an aggregate of (i) 8,689,599 shares of Common Stock underlying warrants to purchase shares of Common Stock at $1.00 per share, (ii) 8,689,599 shares of Common Stock underlying warrants to purchase shares of Common Stock at $1.50 per share, and (iii) 8,689,599 shares of Common Stock underlying warrants to purchase shares of Common Stock at $2.00 per share, all of which warrants will be issued in the Transactions to RFX Acquisition and will be immediately exercisable. Mr. Sillerman, as the managing member of RFX Acquisition, may, pursuant to Rule 13d-3 promulgated under the Exchange Act, be deemed to be the beneficial owner of such shares.

(10)
Consists of the shares underlying the warrants referred to in footnote 7 above. Mr. Sillerman, as the managing member of RFX Acquisition, may, pursuant to Rule 13d-3 promulgated under the Exchange Act, be deemed to be the beneficial owner of such shares.

(11)
Does not include shares of Common Stock that such individual may beneficially own as a result of his ownership interest in RFX Acquisition. A breakdown of such ownership will be disclosed in the Jumbo 8-K.

CHANGES IN CONTROL

        The consummation of the Transactions will constitute a change in control of the Company. Other than the Transactions described herein, there has been no change in control of the Company since the beginning of its last fiscal year. The following descriptions of the Agreements are summaries only and may not be complete descriptions of the documents they purport to summarize.

The RFX Investment

        The RFX Investment will be effected pursuant to the Company Stock Purchase Agreement and the Selling Shareholder Purchase Agreement. In accordance with the terms of the Company Stock Purchase Agreement, RFX Acquisition will contribute $3,432,012.40 in cash to the Company in exchange for 34,320,124 newly issued shares of Common Stock. In addition to the shares to be purchased directly from the Company, RFX Acquisition will receive warrants to purchase (i) 8,689,599 shares of Common Stock at $1.00 per share, (ii) 8,689,599 shares of Common Stock at $1.50 per share, and (iii) 8,689,599 shares of Common Stock at $2.00 per share. Simultaneously with this exchange, in accordance with the terms of the Selling Shareholder Purchase Agreement, RFX Acquisition will acquire an aggregate of 2,240,397 shares of Common Stock directly from certain principal shareholders of the Company at a price of $0.10 per share, for a total aggregate purchase price of $224,039.70.

        Giving effect to the consummation of the Transactions and immediately following the consummation thereof, RFX Acquisition will beneficially own approximately 94.0% of the outstanding shares of Common Stock, on a primary basis, and 96.0% of the Common Stock, on a fully diluted basis. Robert F.X. Sillerman, as the managing member of RFX Acquisition, may be deemed to be the indirect beneficial owner of all of the shares of Common Stock beneficially owned by RFX Acquisition.

The Presley Acquisition

        Under the terms of the Contribution Agreement, at the closing of the Transactions, the Trust will contribute to the Company 85% of the outstanding equity interests of the two entities that own the assets of and control the Presley Business in exchange for cash, preferred stock, Common Stock and the extinguishment of outstanding indebtedness. The Trust will retain a 15% interest in the two entities, which will operate as 85%-controlled subsidiaries of the Company. Detailed information with respect to the Presley Acquisition will be contained in the Jumbo 8-K, which will be filed after consummation of the Transactions.

CHANGES TO THE BOARD OF DIRECTORS

        Upon consummation of the RFX Investment, three of the four directors of the Company serving on the Board of Directors immediately prior to the consummation of the RFX Investment, Vaso Boreta, William Kilmer and Robert Rosburg, will resign effective at the closing of the RFX Investment, and the sole remaining director, Ronald S. Boreta, pursuant to and in accordance with the Company's By-Laws, will increase the number of directors constituting the Board of Directors from four to not less than 11, and appoint the RFX Director Nominees named herein to serve as members of the Board of Directors. Immediately following the appointment of the RFX Director Nominees, Ronald Boreta will resign from the Board of Directors.

        In connection with its receipt of preferred stock, the Trust will be granted the right to elect one individual to serve on the Board of Directors. The Trust Director Nominee will be elected immediately following the closing of the Transactions.

        Following appointment of the RFX Director Nominees and election of the Trust Director Nominee, a majority of the Company's Board of Directors will be considered "independent" under the SEC's and Nasdaq's new independence standards.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

        The following are the current members of the Board of Directors, each of whom will resign effective upon the closing of the Transactions, as described above.

Vaso Boreta Age: 70	Mr. Boreta has been Chairman of the Board of Directors since December 1989, President since July 1994, and Treasurer and Secretary since June 1992, and a Director of the Company since February 1988. He also served as the Company's President from February 1988 to December 1989, and October 1990 to June 1992.
Ronald S. Boreta Age: 42
Mr. Boreta has been a Director since February 1988, and served as President of the Company from June 1992 until July 1994. He also previously served as Vice President, Secretary and Treasurer of the Company. He has been employed by All American SportsPark, Inc. ("AASP") since its inception in March 1984, with the exception of a 6-month period in 1985 when he was employed by a franchisee of AASP located in San Francisco, California. Mr. Boreta has also been a Director of AASP since 1984, and an Officer since 1986.
Robert R. Rosburg Age: 78
Mr. Rosburg has served as a Director of the Company since November 1989. Mr. Rosburg has been a professional golfer since 1953. From 1953 to 1974 he was active on the Professional Golf Association tours, and since 1974 he has played professionally on a limited basis. Since 1975 he has been a sportscaster on ABC Sports golf tournament telecasts. Since 1985 he has also been the Director of Golf for Rams Hill Country Club in Borrego Springs, California.

William Kilmer Age: 65
Mr. Kilmer has served as a Director of the Company since July 1990. Mr. Kilmer is a retired professional football player, having played from 1961 to 1978 for the San Francisco Forty-Niners, the New Orleans Saints and the Washington Redskins. Since 1978, he has toured as a public speaker and also has served as a television analyst.

        Except for the fact that Vaso Boreta and Ronald Boreta are father and son, respectively, there is no family relationship between any directors or officers of the Company or any of the RFX Director Nominees.

        The Company does not currently have an audit committee. The full Board of Directors serves as the audit committee. The Company has no "audit committee financial expert" on the Board of Directors because, due to a lack of operating activities, it is not deemed necessary to have one. The Company also presently has no compensation or nominating committee, because, due to a lack of operating activities, it is not deemed necessary to have one.

        All directors hold office until the next annual meeting of shareholders, and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

        Currently, directors who are not employees of the Company do not receive any fees for Board meetings they attend but are entitled to be reimbursed for reasonable expenses incurred in attending such meetings.

  Board of Directors following Consummation of the Transactions

        The following is list of the RFX Director Nominees. The name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each of the RFX Director Nominees are set forth below. Each party designated as an RFX Director Nominee has informed the Company that he or she has consented to act as a director.

The RFX Director Nominees
Robert F.X. Sillerman Age: 56
Mr. Sillerman has been Chairman of FXM, Inc., a private investment firm, since August 2000. Mr. Sillerman is the founder and has served as managing member of FXM Asset Management LLC, the managing member of MJX Asset Management, a company principally engaged in the management of collateralized loan obligation funds, since the company's formation in November 2003. Prior to that, Mr. Sillerman served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX Entertainment from its formation in December 1997 through its sale to Clear Channel Communications in August 2000. Mr. Sillerman also served as the Executive Chairman of SFX Broadcasting, from July 1, 1995 until its sale to an affiliate of Hicks, Muse, Tate and Furst in May 1998. From 1992 through June 30, 1995, Mr. Sillerman served as Chairman of the board of directors and Chief Executive Officer of SFX Broadcasting. In 1993, Mr. Sillerman became the Chancellor of the Southampton College of Long Island University.
Mitchell J. Slater Age: 43
Mr. Slater has been Executive Vice President at FXM since August 2000. Prior to that Mr. Slater served as Executive Vice President of SFX Entertainment from January 1997 through August 2000. Prior to that, he was a founder and President of DelsenerSlater Enterprises and its predecessor from May 1988 through the sale of DelsenerSlater to SFX Broadcasting in January 1997. Mr. Slater also owns The Slater Group, a private investment company, established in 2001, that owned Metropolitan Entertainment, an independent concert promotion company. Mr. Slater served as Executive Chairman of Metropolitan from March 2002 through his sale of the company in December 2002.
Howard J. Tytel Age: 58
Mr. Tytel has been Executive Vice President and Director of Legal and Governmental Affairs at FXM, Inc. since August 2000. Prior to that, Mr. Tytel served as Executive Vice President, General Counsel, Secretary and a director of SFX Entertainment from December 1997 through August 2000. In January 1999, Mr. Tytel was elected as a Member of the Office of the Chairman. Mr. Tytel also served as a director, General Counsel, Executive Vice President and Secretary of Broadcasting from 1992 until May 1998. Mr. Tytel has been continuously associated with Mr. Sillerman in various capacities with entities operating in the media business since 1978.

Thomas P. Benson Age: 42
Mr. Benson has served as Chief Financial Officer at FXM, Inc. since August 2000. Mr. Benson also serves as Chief Financial Officer of MJX Asset Management, a company principally engaged in the management of collateralized loan obligation funds. Mr. Benson has been with MJX since November 2003. Mr. Benson served as a Senior Vice President of SFX Entertainment beginning in March 1999, and as the Vice President, Chief Financial Officer and a director of SFX Entertainment from December 1997 through August 2000. Mr. Benson also served as the Chief Financial Officer and a director of SFX Broadcasting having served in such capacity from November 1996 until May 1998.
Edward Bleier Age: 75
Mr. Bleier is a director of RealNetworks, Inc., a leading Internet creator of digital media services and software. For 34 years, until his retirement as Senior Advisor in December 2003, Mr. Bleier was an executive of Warner Bros., Inc. From 1986 through 2000, he was President of the division responsible for broadcast and cable networks, pay-television and video-on-demand. He also previously served on Warner Communications' strategy committee, as President of Warner Bros. Animation, and oversaw the broadcast of certain sports properties. Mr. Bleier has chaired numerous charitable organizations, including: the Entertainment, Communications and Media division of the UJA Federation, The Center for Communications and the Guild Hall's Academy of the Arts. He is currently a director of The Charles A. Dana Foundation, the Martha Graham Dance Company and a member of the Council on Foreign Relations.
Jerry L. Cohen Age: 71
Mr. Cohen has been a partner for more than six years with Tishman Speyer Properties, L.P., one of the largest and oldest real estate development organizations in the United States. Prior to that, from 1992 to 1998, Mr. Cohen was Vice Chair and a member of the Board of Directors of Cushman & Wakefield, Inc. Mr. Cohen is a partner of the Yankee Global Enterprises. Mr. Cohen is a member of the Board of Overseers of the New York University's Stern School of Business, the Board of Trustees of Long Island University, the Board of the Manhattan Theatre Club, and ORT.

Carl D. Harnick Age: 70
Mr. Harnick was a partner with Ernst & Young and its predecessor for thirty years, retiring from the firm in September 1997. Since leaving Ernst & Young, Mr. Harnick has provided financial consulting services to various organizations, including Alpine Capital, a private investment firm, at various times since October 1998. He was a director of Platinum Entertainment, Inc., a recorded music company, from April 1998 through June 2000; Classic Communications, Inc., a cable television company, from January 2000 through January 2003; and Sport Supply Group, Inc., a direct mail marketer of sporting goods, from April 2003 through August 2004. Mr. Harnick has been the Treasurer as well as a Trustee for Prep for Prep, a charitable organization, for more than ten years.
Jack Langer Age: 56
Mr. Langer is a private investor. From April 1997 to December 2002, Mr. Langer was Managing Director and the Global Co-Head of the Media Group at Lehman Brothers Inc. From 1995 to 1997, Mr. Langer was the Managing Director and Head of Media Group at Bankers Trust & Company. From 1990 to 1994, Mr. Langer was Managing Director and Head of Media Group at Kidder Peabody & Company, Inc. Mr. Langer also serves on the Board of Directors of SBA Communications Corp., Hummingbird Ltd. and Atlantic Broadband Group.
John D. Miller Age: 59
Mr. Miller is President, Co-Chairman and Founder of StarVest Management, Inc., manager of StarVest Partners, L.P. a $150 million private partnership formed in 1998 that invests in enterprise technology service and solutions. He is also Managing Member of StarVest Associates LLC, the General Partner of the fund. He is currently on the board of two portfolio companies: MessageOne, Inc. and PrintVision, Inc.; he is also CEO of PrintVision. In December 2003 Mr. Miller became Board Chairman of International Keystone Entertainment, Inc. a Canadian based family film Company; he has been a board member of Keystone for a number of years. In January 2003 Mr. Miller became Vice Chairman — Carey Asset Management Corp., affiliated with W.P. Carey & Co. LLC, which specializes in sale and leaseback transactions. From 1995 to 1998 Mr. Miller was President of Rothschild Ventures Inc., the private investments unit of Rothschild North America, a subsidiary of the worldwide Rothschild Group. He was also President and CEO of Equitable Capital Management Corporation, an investment advisory subsidiary of The Equitable where he worked for 24 years beginning in 1969.
Birame N. Sock Age: 29
Ms. Sock is the Founder and has been Chief Executive Officer of Musicphone, Inc., a wireless entertainment company, since its formation in November 2002. Prior to that, from January 1999 to October 2002, Ms. Sock was a Vice President at SetNet Corporation, a wireless messaging company. From July 1998 to January 1999, Ms. Sock was a Project Manager for Nortel Networks, Inc.

        We have been advised by each party designating an RFX Director Nominee that, to the best of each such party's knowledge, prior to the closing of the Transactions, and their appointment or election to the Board of Directors, none of the RFX Director Nominees (i) was a director of, or held a position with, the Company, (ii) had a "family relationship" (as such term is defined in Item 401(d) of Regulation S-K) with any of the directors or executive officers of the Company, (iii) beneficially owned any securities (or rights to acquire securities) of the Company, other than as set forth elsewhere in this Information Statement, (iv) was a party adverse to the Company or any of its subsidiaries, or had a material interest adverse to the Company or any of its subsidiaries, in any legal proceeding, or (v) had been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        Immediately following the closing of the Transactions, the newly appointed Board of Directors will establish an audit committee, a compensation committee, and a nominating/corporate governance committee of the Board of Directors, which shall have such duties and responsibilities in accordance with all applicable rules and regulations of the SEC, the Nasdaq Stock Market and the corporate governance guidelines to be adopted by the Board of Directors.

Executive Officer Information

        As of January 18, 2005, Vaso Boreta served as our President, Chief Executive Officer, Treasurer and Secretary. Effective at the closing of the Transactions, Mr. Boreta will resign his positions with the Company and new executive officers will be appointed by the new Board of Directors.

EXECUTIVE COMPENSATION

        The following table sets forth information regarding the executive compensation for the Company's President and each other executive officer that received compensation in excess of $100,000 for the years ended December 31, 2004, 2003, and 2002, from the Company:

Summary Compensation Table
	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options/ SARs Award(s)	All Other Compensation
Vaso Boreta, President and Chairman of the Board	2004 2003 2002	$ $ $	0 0 58,242	— — —	$17,173(1)	— — —	— — —	— — —

(1)
Represents amounts accrued or contributed by the Company to the Company's Supplemental Retirement Plan on behalf of Vaso Boreta.

Employment Agreements

        The Company's President, Vaso Boreta, does not have an employment agreement with the Company. Since July 31, 1994, the Company had paid Mr. Vaso Boreta an annual salary of $100,000. Effective July 31, 2002, Vaso Boreta ceased receiving a salary from the Company.

        Immediately following closing of the Transactions, the Company intends to enter into employment agreements with the newly appointed executive officers. The terms of such employment agreements will be subject to approval by the compensation committee of the Board of Directors. The terms of the employment agreements will be described in the Jumbo 8-K.

Stock Option Plans

        In 1991, the Board of Directors adopted a Stock Option Plan (the "1991 Plan"). The 1991 Plan allows the Board to grant stock options from time to time to employees, officers and directors of the Company and consultants to the Company. The Board of Directors has the power to determine at the time the option is granted whether the option will be an Incentive Stock Option (an option that qualifies under Section 422 of the Internal Revenue Code of 1986) or an option that is not an Incentive Stock Option. However, Incentive Stock Options will only be granted to persons who are employees or officers of the Company. The Board of Directors determines vesting provisions at the time options are granted. The total number of shares of Common Stock subject to options under the 1991 Plan may not exceed 250,000, subject to adjustment in the event of certain recapitalizations, reorganizations and so forth. The option price must be satisfied by the payment of cash and will be no less than the fair market value of the Common Stock on the date the option is granted.

        Under the 1991 Plan, in August 1999, the Board of Directors granted options to purchase 210,500 shares of the Company's common stock for a period of 5 years from the grant date. All such options expired in 2004. There are no options issued under the 1991 Plan that are currently outstanding.

        In April 2000, the Board of Directors approved the grant of an option to Kirk Hartle, the Company's former Chief Financial Officer, to purchase an aggregate 25,000 shares of the Company's common stock at the price of $2.17 per share that is higher than the closing market price on the date of grant. The options are fully vested and expire April 24, 2005. Mr. Hartle resigned from the Company effective February 20, 2004. It is a condition to closing the RFX Investment that there be no outstanding options of the Company at the time of closing. Mr. Hartle has agreed to the cancellation of his outstanding options conditioned upon the closing of the RFX Investment.

Supplemental Retirement Plan

        The Company had a Supplemental Retirement Plan, pursuant to which certain employees selected by the Company's Chief Executive Officer received benefits based on the amount of compensation elected to be deferred by the employee and the amount of contributions made on behalf of the employee by the Company.

        The Company made or accrued contributions to the Supplemental Retirement Plan on behalf of Vaso Boreta of $17,173 for 2002.

        Contributions to this plan ceased in August 2002 in connection with the discontinuance of salary being paid to Vaso Boreta.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following transactions occurred prior to the execution of the Agreements:

        On July 3, 2002, the Company's shareholders approved the sale of the Company's subsidiary, LVDGT Rainbow, Inc., to the Company's President. The purchase price was $347,000 paid by reducing amounts owed by SPEA to Rainbow. As additional consideration, the Company's President forgave all remaining amounts owed to Rainbow by the Company at the time the transaction was approved that amounted to $255,000. The sale closed August 31, 2002.

        The Company has amounts payable to Rainbow of approximately $44,000 and to AASP of approximately $150,000. AASP was the majority shareholder of SPEA prior to the sale in 2002. All of the directors of AASP are also directors of SPEA. Included in the foregoing balance is accrued interest payable to Rainbow of approximately $6,500 and to AASP of approximately $11,000. Interest will continue to accrue on the outstanding balances due Rainbow and AASP at a rate of ten percent per annum pending closing of the Transactions. These advances are not evidenced by a signed promissory note and have no scheduled maturity. Rainbow and AASP have agreed to defer payment of these amounts until the Company achieves its stated objective. It is a condition to closing the RFX Investment that there be no debt outstanding at the time of closing. AASP has agreed to forgive the outstanding indebtedness in exchange for 10,000 shares of the Company's Common Stock, conditioned upon the closing of the RFX Investment. Rainbow has agreed to forgive all amounts owed to it by the Company conditioned upon the closing of the RFX Investment.

        The Board of Directors believes that the terms of the above transactions were on terms no less favorable to the Company than if the transactions were with unaffiliated third parties.

        All relationships with AASP will be terminated in connection with the consummation of the Transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of the Common Stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the Common Stock and other equity securities of the Company. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

        Based solely on a review of Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year and certain written representations, no person who was either a director, officer, beneficial owner of more than ten percent of the Company's common stock, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, except that Ronald S. Boreta, John Boreta and ASI Group LLC each filed one Form 4 reporting one transaction late.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 21, 2005	SPORTS ENTERTAINMENT ENTERPRISES, INC.
	By:	/s/ VASO BORETA
Name: Vaso Boreta Title: President

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REPORT OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS IN CONNECTION WITH CERTAIN TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CHANGES IN CONTROL
CHANGES TO THE BOARD OF DIRECTORS
DIRECTORS AND EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
SIGNATURES